ALTAI RESOURCES INC.

111 Lynedock Crescent, Toronto, Ontario, Canada, M3A 2A7 • Telephone: (416) 383-1328
Fax: (416) 3[redacted]com • Internet: http://www.altairesources.com

04045714

SUPPL

October 12, 2004

Corporate Finance
TSX Venture Exchange
The Exchange Tower, 3rd Floor,
2 First Canadian Place,
Toronto, Ontario, M5X 1J2

Attn: Ms. Jasmine Handanovic, Analyst, Corporate Finance

Dear Ms. Handanovic:

Re: Altai Resources Inc. ("Altai") - Incentive Stock Options

Please be informed of the following expiry/cancellation of stock options:-

Name	Position	Expiry/ Cancellation Date	Reason	No. of Shares Expired/ Cancelled	Option Exercise Price
Maria Au	Director and Officer	August 31, 2004	Cancelled due to termination as officer	200,000	$0.10
Sethu Raman	Director	October 10, 2004	Option expired without being exercised	100,000	$0.10

Including the above stock options expiry/cancellation, Altai's number of outstanding stock option shares is 1,343,000 shares, leaving 500,000 shares reserved for future stock option allocation under the 2002 Stock Option Plan.

Yours sincerely,
ALTAI RESOURCES INC.

Niyazi Kacira
President and CEO

c.c. Ontario Securities Commission
British Columbia Securities Commission
✓ United States Securities and Exchange Commission
- (Attn: Office of International Corporate Finance (Sec Rule 12g3-2(b) Exemption No. 82-2950))
Quebec Securities Commission
Alberta Securities Commission

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